EXHIBIT (a)(1)(E)

July 21, 2008

Dear Angelica Employee:

As you know, Angelica is conducting an offer to purchase your stock options in exchange for a cash payment as described in the offer materials. In response to certain comments from the SEC, we have revised certain portions of the offering materials. There have been no changes to the economic terms of the offer. For your convenience, a copy of the revisions to the offering materials, which we filed with SEC as Amendment No. 1 to our Schedule TO, is enclosed with this letter.

The revised offering materials contain important information regarding Angelica and the option tender offer, including a new Section 3 (“Conditions to Offer”) to the Offer to Purchase dated July 3, 2008 containing a more limited set of conditions under which the offer may be terminated.  This information, which supplements and revises information in the Offer to Purchase, may be relevant to your decision on whether to participate in the option tender offer.

In addition, you may have noted that the election form included with the Offer to Purchase says that you have read the Offer to Purchase. You are not actually required to read the Offer to Purchase in order to participate in the offer, and we will give no effect to language in any election form that represents that you have read the Offer to Purchase.  Of course, it is still necessary to follow the procedures described in the Offer to Purchase and election form, and we continue to recommend that you carefully read all materials you receive in connection with the offer.

Finally, we included a copy of the definitive proxy statement that we filed with SEC relating to the proposed merger as Schedule B to the Offer to Purchase. The proxy statement included a form of proxy card. We provided you with the proxy statement and form of proxy card for your convenience, however, the inclusion of these materials was not intended as a solicitation of your proxy and you should not attempt to use the form of proxy card.

In order to participate in the offer, we must receive your election form as soon as possible, but no later than the expiration of the offer, which is currently scheduled for August 4, 2008.  If you wish to tender your options, you should submit only the pink election form, not the withdrawal form.  If you have already submitted the pink election form, you do not need to submit an additional election form to tender your options. The withdrawal form is to be completed only if you have already tendered your options and you decide to withdraw your tender prior to the expiration of the offer.

If you have any questions concerning the program, please contact Jerre Simmons at (314) 854-3826; or jsimmons@angelica.com .

Sincerely,

Stephen M. O’Hara
President and CEO